HDI QUARTZ

QUARTZ ANNOUNCES SIGNIFICANT INDUCED POLARIZATION SURVEY RESULTS FOR MAESTRO GOLD-SILVER PROJECT, BRITISH COLUMBIA

Highly Prospective Sulphide System Defined
Fully Funded Drilling to Mobilize to Site Early February

January 26, 2026 – Vancouver, British Columbia - Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz" or the "Company") is pleased to announce it has received the results of an induced polarization ("IP") geophysical survey completed over key portions of its Maestro property by Peter E. Walcott and Associates Limited. The IP survey was very successful in outlining sulphide mineralized systems on Maestro, including the Prodigy epithermal and porphyry gold-silver discoveries.

Bob Dickinson, Quartz's Chairman, commented, *"Quartz was built with the mission to discover and transact high-value gold-silver-copper projects that are coveted by major operators. The Maestro IP survey results and upcoming drill program are part of our focused efforts to create significant shareholder value. IP surveying is widely known to be very useful in outlining sulphide mineral systems like our Prodigy gold-silver discovery. The survey has successfully outlined a 3 km² sulphide system, and most importantly where our Prodigy gold-silver discovery fits within that system. Since Prodigy's geological environment is extensively replicated on the Property, this scientific knowledge is potentially pivotal, and will greatly enhance the potential success of our drill program which is set to mobilize on February 3rd. The potential for this project is significant and we are looking forward to the results from the upcoming drill program."*

<u>Highlights:</u>

- High-resolution IP survey successfully outlines Maestro's sulphide mineral systems, including the Prodigy Au-Ag discovery.
- Large, highly prospective "donut-shaped" sulphide system identified, measuring approximately 2.1 km by 1.4 km.
- Distinct central core and surrounding sulphide halo mapped, and position of the Prodigy epithermal and porphyry gold-silver discovery defined within the overall sulphide system.
- Prodigy Au-Ag discovery located adjacent to central core in the high-chargeability margin of the system, a geological environment that is extensively replicated on the Property.
- Survey results significantly enhance the potential success of the next drill program which is set to commence February 3rd.

The deep sensing IP survey obtained high resolution chargeability and resistivity responses over the area proximal to the Prodigy Au-Ag discovery and the Lone Pine molybdenum deposit located one kilometer to the south. Importantly, the chargeability responses not only outlined the entire sulphide mineralized system but the specific geological environment and location of the Prodigy discovery mineralization within it (see Figure 1).


IP Chargeability
mV/V
High
28.
26.
24.
21.
19.
17.
15.
12.
10.
8.4
6.2
3.9
1.7
Low
"Donut" Sulphide Mineral System
Prodigy
Lone Pine
Outline of Granitic Intrusives
Drill Hole Collar
MAESTRO PROPERTY
N
2 km
IP Results Layered over Magnetic Low

Figure 1

The modelled chargeability response shows the Maestro property is underlain by a large and highly prospective "donut" shaped sulphide system measuring 2.1 kilometers north-south and 1.4 kilometers east-west (see Figure 2). In the area of the Prodigy discovery a distinct central core of low-to moderate chargeability can be readily observed in the modelled response. This 400 meter by 800 meter north northwesterly trending core is surrounded by an over 200 meter wide carapace or halo of higher chargeability. The core is associated with an intrusive hosted molybdenum-copper deposit while the chargeability high carapace is indicating higher concentrations of sulphide mineralization surrounding the core. The Prodigy zone is located on the western edge of the core in the higher chargeability response indicating that stronger sulphide mineralized portions of the carapace surrounding the Mo-Cu porphyry core should be targeted for Prodigy style mineralization. Since the trace of Prodigy's location at the core-carapace contact is extensive, the surveys successful definition of the geological environment where the Prodigy epithermal and porphyry Au-Ag mineralization is located is potentially pivotal. The upcoming program planned to mobilize February 3rd, is designed to test this premise (see Figure 3).

Quartz Mountain Resources Ltd. 14th Floor - 1040 W. Georgia St. Vancouver BC V6E 4H1 Canada
T 604.684.6365 | TF 1.800.667.2114 | F 604.639.9209


PRODIGY SULPHIDE SYSTEM
IP Chargeability
mV/V
High
Low
28.
26.
24.
21.
19.
17.
15.
12.
10.
8.4
6.2
3.9
1.7
Au-Ag
Target Trend
Central Porphyry
Mo-Cu Deposit2
Prodigy Au-Ag
Discovery1
A
B
Au-Ag
Target Trend
N
500 m
6045000 N
6044500 N
6044000 N
6044500
6044000
645500 E
646000 E
646500 E
647000 E

Figure 2 Note 1. See www.quartzmountainresources.com for complete Prodigy assay results


CROSS SECTION
A
B
ASL
800 m
600 m
400 m
Phase 4
Proposed
Drill Hole
Epithermal Au-Ag
Target
Prodigy Au-Ag
Discovery1
Epithermal
Au-Ag
Central Porphyry
Mo-Cu Deposit
Porphyry
Au
BD-07-06
465 m at
0.03% Mo
BDQ-08-05
BDQ-08-04
BD-11-69
200 m
PR25-12
PR25-03
PR25-13
PR23-02
A-B

Figure 3 Note 1. See www.quartzmountainresources.com for complete Prodigy assay results

About Quartz

Headquartered in Vancouver, Canada, Quartz Mountain Resources (TSXV:QZM, QTCQX:QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in British Columbia. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the British Columbia government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry-copper±gold deposits with current-producing or former-producing mines. Recently, Amarc Resources, also an associate of HDI, which is in joint venture with Freeport Minerals Canada Inc., announced the exciting discovery of the high grade, AuRORA gold-copper porphyry deposit in British Columbia. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About Maestro

The Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the project and nearby infrastructure including, rail, hydroelectricity, and natural gas. Covering 2,422 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area (see Quartz news release March 19th, 2024, and NI 43-101 Technical Report and Preliminary Economic Assessment, P&E Mining Consultants Inc., January 21st, 2011).

Since acquiring the property, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral studies, detailed relogging and re-assaying of historical drill core located across the Maestro Property. Quartz's first ever drill test on its Maestro Property, a Phase One, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz's second core hole, PR23-02 intersected 102 meters grading 2.22 g/t Au and 104 g/t Ag, including 12 meters grading 1.23 g/t Au and 586 g/t Ag and also 36 meters of 5.73 g/t Au and 87 g/t Ag. Drill results to date indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Three phases of delineation type drilling consisting of 13 holes (8,346 meters) that focused on the new Prodigy discovery at Maestro have been completed and announced. Plans are for further drilling at Prodigy being consistently advanced in multiple stages during 2026. Mineralization remains open in multiple directions and at depth, promising significant further potential. Adding to the potential at Maestro is recent age dating of Prodigy gold-silver mineralization compares favorably to the age of the mineralizing event at BC's successful new Blackwater Gold Mine.

About Jake

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together this comprehensive technical database defined a significant-scale porphyry copper-gold deposit target which Quartz tested with 3,418 meters of drilling in seven 7 holes during 2024. This initial drill program successfully discovered a new porphyry copper-gold-silver system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry copper-gold district surrounding the Jake Property. Planned delineation drilling of the new Jake discovery is currently on hold so Maestro can be advanced rapidly and effectively towards a transaction.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a "Qualified Person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release

On behalf of the Board of Directors
Robert Dickinson
Chairman

For further information please see:
E: info@quartzmountainresources.com
W: www.quartzmountainresources.com

Or contact:
Bob Dickinson
Email: robertdickinson@hdimining.com Ph: +1 604-684-6365
or:
Roger Blair
Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025
or
Jeff Wilson
E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company

to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company's projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.